February 14, 2017

VIA EDGAR

Ms. Pamela Howell

Mr. John Reynolds, Assistant Director

United States Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC   20549

RE: Dominion Minerals Corp. (the “Company”)

Amendment No. 1 to Form 10, Filed October 21, 2016

File No. 000-52696

Dear Ms. Howell:

We are in receipt of your comment letter dated November 15, 2016, to the Company, regarding the above referenced filing (the “Comment Letter”).  I’ve listed below each comment contained in the Comment Letter followed by the Company’s response.

Item 1. Business, page 2

Comment #1. We note your statement that it is doubtful the company will regain the concession for the Panamanian copper project. Please discuss your business plan if you are unable to regain the concession through the legal process.

We have updated this section to reflect our business plan in the event that the concession in Panama is not recovered.

Comment #2. Please update the disclosure regarding the lawsuit in Panama. We note the reference to the disclosure as of December 2013.

We’ve updated the disclosure to reflect the information on the lawsuit in Panama to the present date.

Comment #3. Please provide the disclosure required by Items 101(h)(4)(viii), and (ix) of Regulation S-K.

The Company has added some disclosure with regards to the effects of government regulations on the business.  The Company had disclosed in its Form 10 the current regulations it is subject to in Panama, which are the General Corporation Laws and Code of Mineral Resources.

Comment #4. We note that you were previously delinquent in your reporting obligations. Please add disclosure.

We’ve added a paragraph to disclose our previously delinquent status in our reporting obligations with the SEC.

Comment #5. We note your disclosure regarding the litigation funding agreement with Therium Capital Management Limited. Please disclose the percentage your company will be required to share with Therium if any amount is awarded. Also, please file the contract as an exhibit. See Item 601(b)(10)(i) of Regulation S-K.

We’ve added certain information regarding the current newly executed Litigation Funding Agreement to reflect our newly engaged legal representative which has been entered into subsequent to the termination of our prior legal representative.   We’ve provided information relating to the percentage the Company will be required to share with Therium in the event of an award.  Lastly, we have filed the Litigation Funding Agreement as an exhibit.

Item 2. Financial Information, page 17

Comment #6. Please add disclosure to discuss the Convertible Promissory Note, which is currently in default, including the rights of the holder as a result of the default.

We’ve added disclosure to discuss the Convertible Promissory Note, which is currently in default, the Security Agreement related to it and the Company’s current status with regards to the Convertible Promissory Note.

Comment #7. We note your disclosure throughout the filing that cash used in operating activities was for compensation and your financials for year ended December 31, 2015 indicate officer compensation of $575,000. Please reconcile the discrepancies between the financials and your summary compensation table for both 2015 and 2014. Additionally, please file the employment agreements with your CEO and CFO as exhibits.

We’ve added disclosure throughout the filing, specifically in this section to reconcile the amounts earned and the amounts paid to the Executive Officers.  In addition, the Employment Agreements have been filed as exhibits.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

Comment #8. We note that the preferred stock and common stock vote as a class and that the preferred stock has the right to vote 80% of all votes cast. Please revise the voting rights percent of class to reflect the percentage based upon the combined voting rights and file the agreements setting forth the terms of the preferred stock as exhibits. In addition, to the extent that Cham Lebovits is deemed a beneficial owner of the shares held by the Investment Group, Mr. Lebovits would be deemed the beneficial owner of all of the shares held by the Investment Group. Lastly, please provide the address for the Investment Group.

We have filed the Certificate of Designation for the Preferred Stock as an exhibit.  However, no change was made to the filing as the original filed Form 10 document contained the combined voting rights percent of each class.

Item 6. Executive Compensation, Page 24

Comment #9. Please revise the summary compensation table to reflect all compensation, including the amounts deferred, earned in that year. See Instruction 4 to Item 402(n) of Regulation S-K. Also, please file the employment agreements as exhibits.

We have revised the summary compensation table to reflect the amounts earned by the Executive Officers.  In addition, throughout the filing we have reconciled such amounts, including a footnote for each Executive Officer under the summary compensation table.

Item 7. Certain Relationships and Related Transactions, page 24

Comment #10. Please provide the disclosure required by Item 404 of Regulation S-K. For instance, we note the loans from officers as reflected in the financial statements.

We’ve provided disclosure to reflect the amount of the loans provided to the Company by the Company’s Executive Officers and the repayments made to them.

Exhibits

Comment #11. We note that you appear to be incorporating by reference a number of the exhibits. Please reference the prior filing or submission in which the document was originally filed. See Item 10(d) of Regulation S-K.

We’ve updated this section to properly reflect the exhibits which have been previously filed and in which filing or submission the exhibits were filed.

Comment #12. Please file the convertible loan agreements as exhibits.

We have filed the Convertible Note Agreements as exhibits.

The Company hereby acknowledges that; (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (732)536-1600 if you have any questions or need additional information regarding the responses provided above.

Sincerely,

Diego E. Roca

Chief Financial Officer

DER/der